Act: 1934
Section: 13
Rule:
Public Availability: 3/16/2010





March 16, 2010



**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: T REIT Liquidating Trust
Incoming letter dated February 22, 2010

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Liquidating Trust, in reliance on your opinion of counsel that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12(g) of the Exchange Act, operates as described in your letter without compliance with the registration and reporting requirements of the Exchange Act. Capitalized terms used in this response have the same meaning as defined in your letter.

In arriving at this position, we note that:

- the Trustee has caused the Liquidating Trust to operate in accordance with the Liquidating Trust Agreement and in compliance with the terms under which the Division granted no-action relief as described in the August Letter;
- the Trustee will continue to cause the Liquidating Trust to operate in the manner described in your letter;
- there have been no amendments to the Liquidating Trust Agreement;
- the Trustee has been current and timely in providing each holder of a beneficial interest in the Liquidating Trust with periodic reports containing unaudited financial statements and certain other information on Forms 10-K and 8-K;
- the beneficial interests in the Liquidating Trust are not transferable or assignable except by will, intestate succession, or operation of law;
- the beneficial interests in the Liquidating Trust are not and will not be represented by certificates;
- the purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it;
- the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or July 20, 2013 (provided that if the Liquidating Trust's existence is extended

beyond such date, the Liquidating Trust will request and receive additional no-action assurance from the Division prior to such extension);

- neither the Trustee nor other persons affiliated with the Liquidating Trust or the Company will take any actions to facilitate or encourage any trading in the beneficial interests in the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust;

- the Trustee will provide each holder of a beneficial interest in the Liquidating Trust with periodic reports containing unaudited financial statements and certain other information and will file such reports on Forms 10-K and 8-K; and

- the Form 10-K will include as an exhibit a certification in the form set forth in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the questions presented.

Sincerely,



Mark F. Vilardo
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2010

**Mail Stop 4561**

Lesley H. Solomon
Alston and Bird LLP
The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404

**Re: T REIT Liquidating Trust**

Dear Ms. Solomon:

In regard to your letter of February 22, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

ALSTON&BIRD LLP

The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404

202-756-3300
Fax: 202-756-3333
www.alston.com

Lesley H. Solomon

E-mail: lesley.solomon@alston.com

**Securities Exchange Act of 1934**
**Sections 12, 13 and 14**

February 22, 2010

*VIA E-MAIL*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Letter on behalf of T REIT Liquidating Trust

Ladies and Gentlemen:

We are writing on behalf of our client, T REIT Liquidating Trust (the "Liquidating Trust"), to request that the staff of the Division of Corporation Finance (the "Staff") confirm that, under the circumstances described herein, it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Liquidating Trust, which was established in connection with completing the liquidation of the assets of T REIT, Inc., a Virginia corporation (the "Company"), does not register or report with respect to the units of beneficial interest in the Liquidating Trust under Sections 12(g) and 13, or comply with the proxy rules contained in Section 14, of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

## I. BACKGROUND OF THE LIQUIDATING TRUST

### The Liquidating Trust

The Liquidating Trust was formed on July 16, 2007, pursuant to a liquidating trust agreement (the "Liquidating Trust Agreement") in accordance with a plan of liquidation and dissolution (the "Plan of Liquidation") that was adopted by the board of directors and approved by the stockholders of the Company.[1] Also on July 16, 2007 (the "Record

[1] For greater discussion of the background of the Company, *See T REIT, Inc. and T REIT Liquidating Trust* (Pub. Avail. Aug. 9, 2007).

Date"), in accordance with the Plan of Liquidation and the Liquidating Trust Agreement, the Company's stock records were closed and each shareholder of the Company on the Record Date automatically became the holder of one unit of beneficial interest in the Liquidating Trust for each share of the Company's Common Stock then held of record by such shareholder. On July 20, 2007 the Company transferred its then remaining assets and liabilities to the Trustee to hold in trust pursuant to the Liquidating Trust Agreement. Also on July 20, 2007, the Company filed Articles of Dissolution with the State Corporation Commission of the Commonwealth of Virginia with an effective date of July 23, 2007.

On the Record Date, there were 1,992 holders of the Company's Common Stock. On July 20, 2007, after the transfer of the Company's assets and liabilities to the Liquidating Trust, all outstanding shares of the Company's Common Stock were deemed cancelled. Shareholders of the company on the Record Date were not required to take any action to receive beneficial interests in the Liquidating Trust. The rights of the beneficiaries in the Liquidating Trust are not represented by any form of certificate or other instrument. Rather, the Trustee maintains a record of the name and address of each beneficiary and such beneficiary's aggregate units of beneficial interest in the Liquidating Trust.

The sole purpose of the Liquidating Trust is to wind up the affairs of the Company, liquidate the Company's remaining assets, distribute the proceeds therefrom to the holders of beneficial interests and pay any liabilities, costs and expenses of the Company or the Liquidating Trust. Under the terms of the Liquidating Trust Agreement, the trustee of the Liquidating Trust (the "Trustee") is restricted to the holding, collection and sale of the Liquidating Trust's assets and the payment and distribution of the proceeds thereof in accordance with the terms of the Liquidating Trust Agreement.

The initial Trustee of the Liquidating Trust was W. Brand Inlow, who was an independent director of the Company and chairman of its audit committee. W. Brand Inlow currently remains as the Trustee of the Liquidating Trust. Successor trustees may be appointed to administer the Liquidating Trust in accordance with the terms of the Liquidating Trust Agreement.

Under the terms of the Liquidating Trust Agreement, subject to certain exceptions related to transfer by will, intestate succession or operation of law, the beneficial interests in the Liquidating Trust are not transferable, nor does a beneficiary of the Liquidating Trust have authority or power to sell or in any other manner dispose of any such beneficial interests. Units of beneficial interest in the Liquidating Trust are not listed on any exchange or quoted on any quotation system. The Liquidating Trust Agreement provides that neither the Trustee nor any affiliate of the Trustee will take any action to facilitate or encourage any trading in beneficial interests in the Liquidating Trust or in any instrument tied to the value of such beneficial interests such as due bills trading. Anyone affiliated with the Company or the Liquidating Trust also agrees not to take any such action.

Pursuant to the Liquidating Trust Agreement, the existence of the Liquidating Trust will terminate upon the earliest of (i) the distribution of all such Liquidating Trust's assets in accordance with the terms of its Liquidating Trust Agreement, or (ii) the expiration of a period of three years from the date assets were first transferred to such Liquidating Trust, which will be July 20, 2010. The existence of the Liquidating Trust may, however, be extended beyond the three year term if the Trustee determines that an extension is reasonably necessary to fulfill the purpose of the Liquidating Trust and, prior to such extension, the Trustee shall have requested and received additional no-action assurances from the Staff.[2]

Under the terms of the Liquidating Trust Agreement, the Trustee is required to issue annual reports to the beneficiaries showing the assets and liabilities of such Liquidating Trust at the end of each year and the receipts and disbursements of the Trustee with respect to such Liquidating Trust for each year. The annual reports must describe the changes in the Liquidating Trust's assets and liabilities during the reporting periods. The financial statements contained in such reports are prepared in accordance with generally accepted accounting principles; however, the financial statements are not audited by an independent registered public accounting firm. Annual Reports furnished to the beneficiaries are filed with the Commission under cover of Form 10-K using the Commission file number of the Company. The Trustee, in his individual capacity, signs and files a certification with respect to the annual reports. In this regard, the certification, a form of which is attached to this letter, has been modified from the certification provided in Item 601 of Regulation S-K in the following respects:

- *Signatures:* Because the Liquidating Trust does not have a principal executive officer or principal financial officer, the signature requirements for the certifications are met by the Trustee and all references in the certifications are solely to the Trustee.

- *Board and Audit Committee:* The Liquidating Trust does not have a board of directors or an audit committee and therefore all references to the board of directors have been deleted.

- *Statement of Operations:* The financial statements of the Liquidating Trust are provided on a liquidation basis and therefore do not include a statement of operations; all references to the results of operations have been deleted and replaced by references to changes in financial condition.

- *Internal Controls:* The references in Section 4 of the certification to internal controls over financial reporting and the design of such internal controls are included in certifications accompanying annual reports.

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[2] The Liquidating Trust Agreement states that Trustee must request and receive additional no-action assurances from the Commission. However, it is understood that such assurances, if granted, will be expressed through the Staff.

The Trustee must also cause the Liquidating Trust to file with the Commission current reports under cover of Form 8-K using the Commission file number for the Company whenever an event with respect to the Liquidating Trust occurred that would require the filing of a Form 8-K by a company with securities registered under the Exchange Act or whenever a material event relating to such Liquidating Trust's assets or liabilities occurs and a copy of each such report must be sent to all holders of beneficial interests in the Liquidating Trust.

Grubb & Ellis Realty Investors, LLC, (formerly known as Triple Net Properties, LLC, and the Liquidating Trust's "Advisor"), manages the Liquidating Trust's day-to-day business affairs and assets and carries out the directives of the Trustee pursuant to an advisory agreement. Also pursuant to the advisory agreement, the Liquidating Trust's Advisor advises the Liquidating Trust and certain affiliates of the Liquidating Trust with respect to the management and potential disposition of the Congress Center property, as discussed more fully below. The Liquidating Trust's Advisor is a Virginia limited liability company that was formed in April of 1998 to advise syndicated limited partnerships, limited liability companies, and other entities, including many of the Liquidating Trust's affiliates, regarding the acquisition, management and disposition of real estate assets.

The terms of the Liquidating Trust described above have been in effect since the formation of the Liquidating Trust on July 16, 2007, pursuant to the Liquidating Trust Agreement and the Plan of Dissolution, and have not since been amended in any way. The duties of the Trustee, the governance of the Liquidating Trust, and the responsibilities of the Advisor remain the same as they were upon the formation of the Liquidating Trust.

**Prior No-Action Relief**

On August 6, 2007, the Company and the Liquidating Trust requested assurances from the Staff that it would not recommend any enforcement action to the Commission if the Liquidating Trust did not register and report with respect to the units of beneficial interest in the Liquidating Trust under Sections 12(g) and 13, or comply with the proxy rules contained in Section 14, of the Exchange Act. On August 6, 2007, the Staff stated that it would not recommend enforcement action if the Liquidating Trust, in reliance on the Liquidating Trust's opinion of counsel that the Liquidating Trust was not an issuer of "equity securities" within the meaning of Section 12(g) of the Act, operated as described in the Liquidating Trust's August Letter without compliance with the registration and reporting requirements of the Exchange Act (the "August Letter").

In granting the relief requested by the Company and the Liquidating Trust, the Staff noted the following, which we hereby confirm were and remain true:

- The Company's shareholders approved the Plan of Liquidation to pursue the orderly disposition of the Company's remaining assets and wind down the Company's business.

- Prior to the dissolution, the Company was current and timely in its reporting obligations under the Exchange Act.

- The Company filed articles of dissolution with the State Corporation Commission of Virginia and the effective date of the dissolution was July 23, 2007.

- The beneficial interests in the Liquidating Trust are not transferable or assignable except by will, intestate succession, or operation of law.

- The beneficial interests in the Liquidating Trust are not and will not be represented by certificates.

- The purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it.

- The Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or three years from the date assets were first transferred to it (provided that the Liquidating Trust's existence is extended beyond such three year period, the Liquidating Trust will request and receive additional no-action assurance from the Division prior to such extension).

- Neither the Trustee nor the other persons affiliated with the Liquidating Trust or the Company will take any actions to facilitate or encourage any trading in the beneficial interests in the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust.

- The Trustee will provide each holder of a beneficial interest in the Liquidating Trust with periodic reports containing unaudited financial statements and certain other information and will file such reports on Forms 10-K and 8-K.

- The Form 10-K will include as an exhibit a certification.

Therefore, in accordance with the terms of the August Letter, the Trustee has caused the Liquidating Trust to timely file and provide each holder of a beneficial interest in the Liquidating Trust with periodic reports containing unaudited financial statements and certain other information on Forms 10-K and 8-K. Further, holders of interests have received annual statements from the Trustee and were provided with other annual and current reports as deemed necessary by the Trustee, filed on Form 10-K or 8-K, as appropriate. Annual reports have contained information for a company in a non-operating, liquidation mode prepared in accordance with generally accepted accounting principles and have included a certification, signed by Mr. Inlow, the Trustee, in his individual capacity. We note in this regard that the 2007 and the 2008 reports included paragraph 4 of the certification. Given that the Liquidating Trust is a non-accelerated filer that does not engage auditors, the Forms 10-K for 2007 and 2008 did not include auditor's attestations under Item 308(b) of Regulation S-K.

Also as required by the August Letter, the Trustee has ensured that no certificates have been issued to represent the beneficial interests in the Liquidating Trust and such beneficial interests are not transferable. Due to the restriction on transfer, there has been no market for the beneficial interests in the Liquidating Trust and none is anticipated to develop. To the Trustee's knowledge there has been no trading of the units. Since the creation of the Liquidating Trust, there have been 251 transfers of beneficial interests by will, intestate succession or operation of law. In addition, there have been three cases where the form of ownership of the beneficial interest has been changed, but the Taxpayer Identification Numbers and the beneficial owners associated with the beneficial interests have remained the same. Currently, there are 2,002 beneficial interest holders, ten more than the 1,992 holders of the Company's Common Stock on the Record Date who received beneficial interests in the Liquidating Trust. All transfers that have occurred since the Record Date were permitted under both the terms of the August Letter and the terms of Liquidating Trust.

Finally, in accordance with the August Letter, the units have not been listed on any exchange and will not be traded. Neither the Trustee nor other persons affiliated with the Liquidating Trust or the Company has taken any actions to facilitate or encourage any trading in the beneficial interests of the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust. To the Trustee's knowledge no one affiliated with the Company or the Liquidating Trust has taken such actions.

**Liquidation Efforts**

As noted above, under the terms of the Liquidating Trust Agreement the sole purpose of the Liquidating Trust is winding up the affairs and liquidating the assets of the Company, and the Liquidating Trust may not continue or engage in the conduct of a trade or business, except as necessary for the orderly liquidation of the assets of the Liquidating Trust.

On October 31, 2008, the Liquidating Trust, through NNN Congress Center, LLC, of which the Liquidating Trust owns a 35.5% ownership interest through its subsidiary TREIT-Congress Center, LLC, entered into a purchase and sale agreement to sell the Congress Center property to FSP Congress Center LLC, or FSP, an unaffiliated third party, for an aggregate sales price of $130,000,000. The Liquidating Trust owns, through NNN Congress Center, LLC, a 10.3% interest in the Congress Center property. On January 13, 2009, FSP elected to terminate the agreement as provided for under its terms.

The Liquidating Trust's Advisor continues its efforts to sell the Congress Center property.

**Current Assets and Liabilities**

As of September 30, 2009, the only remaining assets of the Liquidating Trust are the following:

- *Real Property*. The Liquidating Trust owns a 10.3% interest in an office building in Chicago, Illinois through its ownership interest in NNN Congress Center, LLC. The total mortgage debt on this property was approximately $93,836,000 as of September 30, 2009, and the Liquidating Trust's portion of this mortgage debt was approximately $9,599,000.

- *Cash*. The Liquidating Trust holds approximately $281,000 in cash for the purpose of satisfying any unknown, contingent liabilities.

- *Other Assets*. The Liquidating Trust holds approximately $1,123,000 in estimated receipts in excess of estimated costs during liquidation of the Company. These funds originate from income from the Liquidating Trust's interest in the Congress Center property and are intended to be dispersed through liquidating distributions.

Except for the mortgage debt on the Liquidating Trust's real property investment and the estimated liquidation costs, the Liquidating Trust does not have any known liabilities. In addition, the Company and the Advisor were parties to litigation alleging that they willfully and intentionally interfered with an agreement between third parties to sell real property. The court granted the Company's motion for summary judgment to dismiss the claims against the Company and the Advisor on August 8, 2005, which was affirmed by an appeals court on January 29, 2009. However, the litigation of attorneys' fees is ongoing. The probability of the outcome or the amount or range of any potential recovery cannot be determined at this time.

## II. ANALYSIS

**Request for Continued Relief**

As discussed above, on August 9, 2007 the Staff granted the request by the Company and the Liquidating Trust for assurances that it would not recommend any enforcement action to the Commission if the Liquidating Trust did not register a class of securities under the Exchange Act and complied with the reporting requirements thereunder in the manner described above.

Also as discussed above, and noted by the Staff in the August Letter, the Liquidating Trust Agreement provides for the Liquidating Trust to terminate upon the earliest of (i) the distribution of all such Liquidating Trust's assets in accordance with the terms of its Liquidating Trust Agreement, or (ii) the expiration of a period of three years from the date assets were first transferred to such Liquidating Trust, which will be July 20, 2010. However, the existence of the Liquidating Trust may be extended beyond the three year term if the Trustee determines that an extension is reasonably necessary to fulfill the purpose of the Liquidating Trust and, prior to such extension, the Trustee shall have requested and received additional no-action assurances from the Staff.

Although the Staff has granted relief in other instances without an express initial three year limitation,[3] as noted above, the relief granted in the August Letter is limited to an initial three year term. This is consistent with the Liquidating Trust's limited purpose and with more recent Staff practice,[4] but so too is a request for an extension of the term of the Liquidating Trust and the relief. As contemplated by the August Letter, the Liquidating Trust has operated with the sole purpose of winding up the affairs of the Company and the liquidation of the Company. Under normal economic circumstances we believe that the Liquidating Trust would have completed the process of liquidation within the initial three year time frame. The liquidation efforts have, however, suffered as a result of the worst economic crisis since the Great Depression. The weakening economy has reduced demand for commercial real estate space, leading to increased vacancy and declining rental rates. This trend has impacted the Liquidating Trust, as it has faced challenges with respect to successfully completing the disposition of its remaining property interest in the presence of slow market conditions.

As a result of the severely challenging economic climate, the Trustee has determined that it is reasonably necessary to extend the term of the Liquidating Trust for three years in order to fulfill the purposes of the Liquidating Trust, which will not be completed by July 20, 2010. Such an extension of the term of the Liquidating Trust, as well as continued no-action relief, was contemplated in the August Letter. Although the Trustee believes that the liquidation of the remaining assets may likely be completed within one to three years from the original termination date, we intend to extend the term of the Liquidating Trust so that it will terminate upon the earlier of (i) the distribution of all such Liquidating Trust's assets in accordance with the terms of the Liquidating Trust Agreement, as extended, or (ii) July 20, 2013. Given the uncertainty in the current economy and the costs associated with extensions of the Liquidating Trust documentation and the preparation and submission of multiple requests for relief, we believe that an additional three years will permit the orderly liquidation of the Liquidating Trust's assets while ensuring the maximum value for beneficiaries.

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[3] *See e.g., JMB Income Properties, Ltd.-XIII* (Pub. Avail. May 13, 1999); *Raymond Industries, Inc.* (Pub. Avail. Aug. 13, 1984); *Harley Corporation* (Pub. Avail. Mar. 2, 1982); and *Citadel Industries, Inc.* (Pub. Avail. Sept. 13, 1976).

[4] *See, e.g., ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust* (Pub. Avail. Aug. 14, 2007); *T REIT, Inc. and T REIT Liquidating Trust* (Pub. Avail. Aug. 9, 2007); *Cygnus, Inc.* (Pub. Avail. Mar. 27, 2006).

As described above in Section I, the Trustee has caused the Liquidating Trust to operate in accordance with the Liquidating Trust Agreement and in compliance with the terms under which the Staff granted no-action relief as described in the August Letter. If relief is granted, the Trustee will continue to cause the Liquidating Trust to continue to operate in the manner described herein. In particular:

- The purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it.

- The Trustee will cause the Liquidating Trust to timely file and provide each holder of a beneficial interest in the Liquidating Trust with periodic reports containing unaudited financial statements and certain other information on Forms 10-K and 8-K. Further, holders of interests will continue to receive annual statements from the Trustee and will be provided with other annual and current reports as deemed necessary by the Trustee, filed on Form 10-K or 8-K, as appropriate. Annual reports will continue to contain information for a company in a non-operating, liquidation mode prepared in accordance with generally accepted accounting principles and will include the certification, signed by Mr. Inlow, or any successor Trustee, in his or her individual capacity and in the form attached hereto as Exhibit A. Given that the Liquidating Trust will not engage auditors, the Form 10-K will not include an auditor's attestation under Item 308(b) of Regulation S-K.

- The Trustee will ensure that no certificates will be issued to represent the beneficial interests in the Liquidating Trust and such beneficial interests will not be transferable. As noted above, due to the restriction on transfer, there has been no market for the beneficial interests in the Liquidating Trust and none is anticipated to develop.

- The units will not be listed on any exchange and will not be traded. Neither the Trustee nor other persons affiliated with the Liquidating Trust or the Company will take any actions to facilitate or encourage any trading in the beneficial interests of the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust.

- Unless the term of the Liquidating Trust is extended, the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or three years from the date the assets were first transferred to it, which will be July 20, 2010. The Liquidating Trust's existence can only be extended beyond such three year period if the Trustee reasonably determines that an extension is necessary to fulfill the purposes of the trust; provided that the Trustee has requested and obtained additional no-action assurance from the Division prior to such extension. The Trustee has reasonably determined that an extension is necessary to fulfill the purposes of the trust. The Liquidating Trust will continue to operate solely for the purpose of liquidating and distributing the cash and the cash proceeds from the liquidation of the assets transferred to it, and will terminate upon the earlier of the complete distribution of the trust corpus or July 20, 2013. However, the existence of the Liquidating Trust may be extended beyond the three year term if the Trustee determines that an extension is reasonably necessary to fulfill the purpose of the Liquidating Trust and, prior to such extension, the Trustee shall have requested and received additional no-action assurances from the Staff.

It continues to be our opinion that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12 of the Exchange Act.

In addition, it continues to be true that compliance with the reporting obligations of the Exchange Act and the proxy rules would place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions to holders of beneficial interests. The cost of auditing annual financial statements and preparing and filing quarterly reports would further decrease the proceeds available for distribution. Moreover, the Liquidating Trust will continue to provide the same level of information to investors that the Staff previously determined was sufficient and in the interests of investors.

As such, we believe that the foregoing continues to meet the criteria established in Release 34-9660 (June 30, 1972), which set forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements. In addition, we believe that the fact that the Liquidating Trust has operated as contemplated by the relief granted in the August Letter and needs a limited amount of additional time to fulfill its purposes, supports our request for continued relief.

## III. CONCLUSION AND REQUEST FOR NO-ACTION RELIEF

Based on the foregoing, we respectfully request the Staff to confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trust does not register the interests under the Exchange Act and continues to comply with the reporting requirements thereunder in the manner proposed in the August Letter and discussed above.

If you have any questions with respect to this request or require any additional information, please contact Ian Grant at (202) 239-3035.

Sincerely,



Lesley H. Solomon

LHS:iwg

**Exhibit A**
**Certification**

I, W. Brand Inlow, certify that:

1. I have reviewed this annual report on Form 10-K of T REIT Liquidating Trust (the "Liquidating Trust");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the net assets and changes in net assets under the liquidation basis of accounting of T REIT Liquidating Trust as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Liquidating Trust and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Liquidating Trust, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the Liquidating Trust's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the Liquidating Trust's internal control over financial reporting that occurred during the Liquidating Trust's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Liquidating Trust's internal control over financial reporting; and

5. This report discloses, based on my most recent evaluation of internal control over financial reporting:

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the

Liquidating Trust's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Liquidating Trust's internal control over financial reporting.

Date: ___________

___________________________
W. Brand Inlow
Trustee